PROSPECTUS SUPPLEMENT NO. 8 (to Prospectus dated October 14, 2005)	Filed Pursuant to Rule 424(b)(7) Registration No. 333-128874
Human Genome Sciences, Inc.

$230,000,000
2-1/4% Convertible Subordinated Notes Due 2012
and
12,932,969 Shares of Common Stock
Issuable Upon Conversion of the Notes

     The following information supplements information contained in our prospectus dated October 14, 2005, relating to the potential offer and sale from time to time by holders of the notes and the underlying shares of our common stock. See “Plan of Distribution” in our prospectus.
     This prospectus supplement may only be delivered or used in connection with our prospectus. This prospectus supplement is incorporated by reference into our prospectus. Our common stock is listed on The NASDAQ Global Market under the symbol “HGSI.”
     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated July 6, 2007

     The notes were originally issued by us and sold by Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible.

     The following table supplements the information in our prospectus with respect to the selling holders and the principal amounts of notes and common stock they beneficially own that may be offered under our prospectus. The information is based on information provided by or on behalf of the selling holder. All information provided in this prospectus supplement is as of July 3, 2007.
     The selling holder may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holder upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holder will sell all of the securities offered by this prospectus. In addition, the selling holder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes since the date on which it provided the information about its notes in transactions exempt from the registration requirements of the Securities Act. The selling holder has not had any material relationship with us or our affiliates within the past three years.
     The selling holder named in the table below does not beneficially own 1% or more of our outstanding common stock as of July 3, 2007, adjusted as required by the SEC’s rules. Common stock owned prior to the offering and after completion of the offering includes shares of common stock issuable upon conversion of our 2-1/4% Convertible Subordinated Notes Due 2011.

Common
Stock Owned
	Principal Amount of	Common Stock	Common	After
	Notes Beneficially	Owned Prior to	Stock	Completion of
Name	Owned and Offered	the Offering	Offered	the Offering
TQA Master Plus Fund Ltd. (1)	$1,867,000	—	—	—

(1)	TQA Investors, LLC has the power to direct the voting and disposition of the securities held by TQA Master Fund, Ltd. Andrew Anderson, Paul Bucci, Robert Butman and George Esser are principals of TQA Investors, LLC and thus have power to direct the voting and disposition of the securities held by TQA Master Fund, Ltd.
     Information concerning the selling holder may change from time to time and any changed information will be set forth in future prospectus supplements if and when necessary. In addition, the per share conversion price and the “make-whole” payment, if any, and therefore the number of shares of common stock issuable upon conversion of the notes, are subject to adjustment. See “Description of Notes – Conversion Rights” in the prospectus. As a result, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion may increase or decrease.

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